Exhibit 99.1

Vesting of awards under the Long Term Incentive Plan

London: Monday, March 9, 2020: Hutchison China MediTech Limited (“Chi-Med”) (Nasdaq/AIM: HCM) announces that following the announcement of the 2019 annual results of Chi-Med on March 3, 2020, the following awards granted under the Long Term Incentive Plan (“LTIP”) on March 15, 2017 to Mr Christian Hogg, Mr Johnny Cheng and Dr Weiguo Su were vested on March 6, 2020:-

Award Holders	Number of American depositary shares (“ADS”)
Person Discharging Managerial Responsibilities
Mr Christian Hogg (Executive Director and Chief Executive Officer)	14,975
Mr Johnny Cheng (Executive Director and Chief Financial Officer)	5,857
Dr Weiguo Su (Executive Director and Chief Scientific Officer)	10,475
Total	31,307

The notifications set out below are provided in accordance with the requirements of the EU Market Abuse Regulation.

(a)	Mr Christian Hogg

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mr Christian Hogg
2	Reason for the notification
a)	Position/status	Executive Director and Chief Executive Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing five Ordinary Shares of US$0.10 ADS ISIN: US44842L1035
b)	Nature of the transaction	Vesting of awards granted on March 15, 2017 under Chi-Med's LTIP

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	14,975 ADS

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2020-03-06
f)	Place of the transaction	Outside a trading venue

(b)	Mr Johnny Cheng

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mr Johnny Cheng
2	Reason for the notification
a)	Position/status	Executive Director and Chief Financial Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing five Ordinary Shares of US$0.10 ADS ISIN: US44842L1035
b)	Nature of the transaction	Vesting of awards granted on March 15, 2017 under Chi-Med's LTIP

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	5,857 ADS

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2020-03-06
f)	Place of the transaction	Outside a trading venue

(c)	Dr Weiguo Su

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dr Weiguo Su
2	Reason for the notification
a)	Position/status	Executive Director and Chief Scientific Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing five Ordinary Shares of US$0.10 ADS ISIN: US44842L1035
b)	Nature of the transaction	Vesting of awards granted on March 15, 2017 under Chi-Med's LTIP

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	10,475 ADS

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2020-03-06
f)	Place of the transaction	Outside a trading venue

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China. For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve risks and uncertainties.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
	Mark Lee, Senior Vice President	+852 2121 8200
	Annie Cheng, Vice President	+1 (973) 567 3786
	David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
	Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries
	UK & Europe – Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
	Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Asia	– Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
	– Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com

Nominated Advisor
	Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500